                                                                      Exhibit 28

Chittenden Corporation
2 Burlington Square
P.O. Box 820                                                      Chittenden
Burlington, Vermont 05402-0820        Kirk W. Walters
802-658-4000                          (802) 660-1561              CORPORATION

--------------------------------------------------------------------------------
For Immediate Release

January 17, 2001
                                                            #03/01

CHITTENDEN REPORTS EARNINGS AND QUARTERLY DIVIDENDS
---------------------------------------------------

Burlington VT -- Chittenden Corporation (NYSE:CHZ) Chairman, President and Chief Executive Officer, Paul A. Perrault, today announced fourth quarter 2000 net income of $14.9 million compared to operating net income of $16.1 million earned in the same period last year. This represents $0.56 per diluted share, compared to the $0.56 per diluted share earned in the fourth quarter of 1999. For the year ended December 31, 2000, operating earnings were $59.5 million or $2.18 per diluted share, an increase of 14% from $1.92 for the same period last year. Chittenden also announced its quarterly dividend of $0.24 per share. The dividend will be paid on February 16, 2001, to shareholders of record on February 2, 2001.

In making the announcements, Perrault said, "The economy in our markets is steady. We continue to vigilantly watch our individual credits and other indicators for any signs of change."

Chittenden continues to periodically repurchase shares under its share repurchase program. The program authorizes the repurchase of up to 4,000,000 shares of the Corporation's common stock (approximately 14% of the Company's outstanding Common Stock at the time it was announced). As of December 31, 2000, approximately 2.5 million shares had been repurchased.

The Company also announced that it sold its retail credit card portfolio, totaling $39.0 million at December 31, 2000, as of January 11, 2001. Accordingly, the credit card portfolio is included in loans held for sale as of December 31, 2000, on the accompanying balance sheets. This sale does not affect Chittenden's business credit card portfolio and Chittenden will continue to offer ATM/Check cards with the VISA logo.

The net interest margin for the fourth quarter of 2000 was 4.70%, compared with 4.76% in the same period of 1999, and 4.67% for the third quarter of 2000. The net interest margin for the year ended December 31, 2000 was 4.73%, compared with 4.67% for the 1999 period. Net interest income was $41.3 million for the fourth quarter of 2000 and $44.0 million for the fourth quarter of 1999. For the year ended December 31, 2000, net interest income was $167.1 million, compared with $175.5 million in 1999. The decrease in net interest income from 1999 to 2000 was attributed primarily to lower levels of earning assets resulting from required branch divestitures, which occurred during the second half of 1999 and the first quarter of 2000, and the share repurchase program. Excluding the impact of the share repurchase program, the net interest margin for the fourth quarter of 2000 would have been 4.73%, compared to 4.70% for the third quarter of 2000. The net interest margin for the year ended December 31, 2000 would have been 4.74%.

                                     -more-

Chittenden Corporation
2 Burlington Square
P.O. Box 820                                                      Chittenden
Burlington, Vermont 05402-0820        Kirk W. Walters
802-658-4000                          (802) 660-1561              CORPORATION

--------------------------------------------------------------------------------
For Immediate Release

Noninterest income amounted to $13.3 million for the fourth quarter of 2000 and $54.8 million for the year ended December 31, 2000, down from $15.3 million and $63.4 million for the respective periods last year. The reduction in noninterest income for 2000 was primarily attributable to lower levels of service charges on deposit accounts caused by the required branch divestitures referred to above and declines in mortgage marketing gains. Losses on sales of securities of $393,000 were recognized in the fourth quarter of 2000 as part of a restructuring of the investment portfolio and are included in other noninterest income. Also included is approximately $300,000 of merger related charge-offs.

Operating noninterest expenses were $31.6 million for the fourth quarter of 2000 and $125.6 million for the year ended December 31, 2000, compared to $33.3 million and $145.1 million for the same periods last year. The current year amounts were approximately 5% and 13% lower than the respective periods of the previous year. The reductions in noninterest expense were due to reduced compensation expense caused by lower staffing levels, lower levels of incentive compensation accruals, reduced depreciation expense related to duplicative fixed assets written off as a result of the Vermont Financial Services merger, and lower levels of amortization of intangibles due to the merger. In addition, $1 million was charged to other noninterest expense for additional reserves for the residual value on auto leases.

For the years ended December 31, 2000 and 1999, Federal and state income tax provisions amounted to $28.0 million and $29.1 million, respectively. The effective tax rates for the respective periods were 32.3% and 109.4%. For the three-month periods ended December 31, 2000 and 1999, Federal and state income tax provisions amounted to $5.9 million and $20.5 million, respectively. The effective tax rates for the respective periods were 28.4% and 59.3%. During all periods, the Company's statutory Federal corporate tax rate was 35%. The provision for 1999 includes a $14.4 million tax benefit associated with the tax-deductible portion of the merger related one-time charge, and a $13.3 million provision related to gains on the sale of branches. Excluding the effect of these items, the effective tax rate for 1999 was 35.4%. The tax provision for 2000 included a tax benefit of approximately $1.5 million recorded in the fourth quarter, which reflects the reconciliation of the 1999 income tax provision to the 1999 income tax returns. Excluding these items, the effective tax rates would have been 35.8% for the fourth quarter of 2000 and 34.1% for the year.

The operating return on average equity was 17.49% for the fourth quarter of 2000, compared with 17.82% in the same quarter of 1999. The operating return on average assets for the fourth quarter of 2000 was 1.58%, down from the 1.61% for the fourth quarter of 1999. For the year ended December 31, 2000, the operating return on average assets was 1.56%, up from 1.34% a year ago. The operating return on average equity for the twelve months ended December 31, 2000 was 17.44%, compared to 14.69% a year ago. The increase in operating ROE was attributable to lower levels of average stockholders' equity, which resulted primarily from the share repurchase program which commenced in January of 2000.

On May 28, 1999, Chittenden Corporation completed its acquisition of Vermont Financial Services Corp. (VFSC) in a stock-for-stock merger. The acquisition has been accounted for as a pooling of interests. The Company recorded $71 million (pre-tax) of special charges in the second quarter of

                                     -more-

Chittenden Corporation
2 Burlington Square
P.O. Box 820                                                      Chittenden
Burlington, Vermont 05402-0820        Kirk W. Walters
802-658-4000                          (802) 660-1561              CORPORATION

--------------------------------------------------------------------------------
For Immediate Release

1999. Merger related charges for the quarter ended June 30, 1999 totaled $49.9 million on a pre-tax basis. These merger expenses included conversion, severance and transaction costs, such as legal, advisory and accounting fees. Additionally, impaired goodwill, related to VFSC's purchase of Eastern Bancorp, totaling approximately $21.1 million was written off as a result of the divestitures required by the U.S. Department of Justice and the Federal Reserve. As a result of these special charges, Chittenden's net loss for the year ended December 31, 1999 was $2.5 million or $0.09 per diluted share.

The allowance for possible loan losses was $40.3 million at December 31, 2000, down from $41.1 million a year ago, and up from $39.9 million at September 30, 2000. Nonperforming assets were $11.9 million at December 31, 2000, up from $10.2 million at September 30, 2000, and up from $9.6 million at the end of the fourth quarter of 1999. Net charge-off activity totaled $1.9 million for the fourth quarter of 2000 and $1.9 million for the fourth quarter of 1999 or 0.06% of average loans for the respective period. Net charge-off activity for the year ended December 31, 2000 totaled $9.5 million or 0.32% of average loans, compared to $8.8 million or 0.31% for the previous year.

Kirk W. Walters, Executive Vice President and Chief Financial Officer of Chittenden Corporation, will host a conference call to discuss the earnings results at 4 p.m. eastern daylight time on January 18, 2001. Interested parties may access the conference call by calling 877-715-5317. Participants are asked to call in a few minutes prior to the call in order to register for the event.

Internet access to the call is also available (listen only) by going to the Shareholders' Resource section of the Company's website at
http://www.chittenden.com/shareholders.html.  A replay of the call will be
-------------------------------------------
available through January 23, 2001, at 4 p.m. by calling 888-695-7640 or by going to the chittenden.com website.

The Company may answer one or more questions concerning business and financial developments and trends and other business and financial matters affecting the Company, some of the responses to which may contain information that has not previously been disclosed.

Chittenden is a bank holding company with total assets of $3.8 billion at December 31, 2000. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts, and Flagship Bank and Trust Company. It also operates under the names First Savings of New Hampshire, Mortgage Service Center of New England, The Pomerleau Agency, and Chittenden Securities, Inc. The Company offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; brokerage; and investment and trust services to individuals, businesses, and the public sector. To find out more about Chittenden and its products, visit our web site at www.chittenden.com. Chittenden Corporation news releases, including earnings announcements, are available via fax by calling 800-758-5804. The six-digit code is 124292.

CHITTENDEN CORPORATION
SELECTED FINANCIAL DATA
(Unaudited)
(In Thousands, except for ratios, share and per share amounts)

Period End Balance Sheet Data                                       12/31/00       9/30/00       6/30/00      12/31/99
-----------------------------                                       --------       -------       -------      --------

Cash and Cash Equivalents                                        $   178,621   $   135,361   $   155,785   $   151,764

Securities Available For Sale                                        585,281       575,376       613,104       649,471
FHLB Stock                                                            12,311        12,311        12,311        16,879
Loans Held For Sale                                                   44,950         6,893         8,848         2,926

Loans:
  Commercial                                                         515,926       495,178       492,238       501,727
  Municipal                                                           83,566        94,670        67,942        90,148
  Real Estate:
    Residential                                                    1,024,174     1,047,749     1,065,837     1,066,852
    Commercial                                                       723,339       722,601       720,532       641,494
    Construction                                                      57,701        53,742        70,684        55,448
                                                               -------------------------------------------------------
      Total Real Estate                                            1,805,214     1,824,092     1,857,053     1,763,794
  Consumer                                                           451,392       515,013       512,265       549,140
                                                               -------------------------------------------------------

Total Loans                                                        2,856,098     2,928,953     2,929,498     2,904,809
  Less:  Allowance for Possible Loan Losses                          (40,255)      (39,945)      (39,643)      (41,079)
                                                               -------------------------------------------------------
Net Loans                                                          2,815,843     2,889,008     2,889,855     2,863,730

Other Real Estate Owned                                                  513           430           579           416
Goodwill                                                              15,721        16,234        16,745        18,470
Other Assets                                                         116,621       114,492       118,864       124,640
                                                               -------------------------------------------------------

Total Assets                                                     $ 3,769,861   $ 3,750,105   $ 3,816,091   $ 3,828,296
                                                               =======================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
  Demand                                                         $   530,975   $   511,599   $   496,762   $   533,607
  Money Market and Savings                                         1,934,227     1,881,873     1,828,440     1,807,843
  Certificates of Deposit less than $100,000                         615,336       612,300       617,941       649,051
    and Other Time Deposits
  Certificates of Deposit $100,000 and Over                          211,869       208,803       221,762       215,084
                                                               -------------------------------------------------------
Total Deposits                                                     3,292,407     3,214,575     3,164,905     3,205,585

Short-Term Borrowings                                                 93,757       162,386       286,013       196,923
Accrued Expenses and Other Liabilities                                41,631        36,262        31,429        63,328
                                                               -------------------------------------------------------
Total Liabilities                                                  3,427,795     3,413,223     3,482,347     3,465,836

Total Stockholders' Equity                                           342,066       336,882       333,744       362,460
                                                               -------------------------------------------------------

Total Liabilities and Stockholders' Equity                       $ 3,769,861   $ 3,750,105   $ 3,816,091   $ 3,828,296
                                                               =======================================================

Book Value per Common Share                                           $13.11        $12.77        $12.47        $12.77
Common Shares Outstanding                                         26,097,084    26,376,991    26,754,968    28,378,232

Credit Quality Data
-------------------
     Nonperforming Assets (including OREO)                       $    11,889   $    10,212   $    11,603   $     9,588
     90 days past due and still accruing                               4,595         4,133         4,751         5,016
     Nonperforming Assets to Loans Plus OREO                            0.42%         0.35%         0.40%         0.33%
     Allowance to Loans                                                 1.41%         1.36%         1.35%         1.42%
     Allowance to Nonperforming Loans (excluding OREO)                353.85%       408.35%       359.61%       447.87%

QTD Average Balance Sheet Data
------------------------------
     Loans, Net                                                  $ 2,879,986   $ 2,904,900   $ 2,921,259   $ 2,874,550
     Earning Assets                                                3,543,882     3,578,436     3,604,521     3,695,548
     Total Assets                                                  3,751,586     3,804,885     3,840,153     3,974,702
     Deposits                                                      3,256,504     3,212,766     3,192,879     3,377,295
     Stockholders'  Equity                                           338,316       332,601       336,093       358,112



CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In Thousands, except for ratios, share and per share amounts)
                                                                For the Three Months         For the Twelve Months
                                                                 Ended December 31,            Ended December 31,
                                                                  2000          1999            2000          1999
                                                                  ----          ----            ----          ----

Interest Income:
 Interest on Loans                                         $    62,337   $    59,489     $   246,683   $   233,580
 Interest on Investments                                         9,976        11,907          41,419        55,157
                                                         ---------------------------   ---------------------------
Total Interest Income                                           72,313        71,396         288,102       288,737
                                                         ---------------------------   ---------------------------

Interest Expense:
  Deposits                                                      28,939        25,349         107,386       106,364
  Short-term Borrowings                                          2,090         2,072          13,644         6,888
                                                         ---------------------------   ---------------------------
Total Interest Expense                                          31,029        27,421         121,030       113,252

Net Interest Income                                             41,284        43,975         167,072       175,485
Provision for Possible Loan Losses                               2,175         2,175           8,700         8,700
                                                         ---------------------------   ---------------------------

Net Interest Income after Provision
    for Possible Loan Losses                                    39,109        41,800         158,372       166,785
                                                         ---------------------------   ---------------------------

Noninterest Income:
  Investment Management and Trust Income                         3,467         3,485          13,817        14,290
  Service Charges on Deposit Accounts                            3,485         4,200          13,875        18,330
  Mortgage Servicing Income                                        992         1,114           4,079         3,589
  Gains on Sales of Mortgage Loans, Net                            858         1,115           2,992         5,361
  Credit Card Income, Net                                        1,364         1,404           5,349         5,545
  Insurance Commissions, Net                                       651           744           2,894         2,538
  Other                                                          2,465         3,236          11,804        13,750
                                                         ---------------------------   ---------------------------
Total Noninterest Income                                        13,282        15,298          54,810        63,403
                                                         ---------------------------   ---------------------------

Noninterest Expense:
  Salaries and Employee Benefits                                16,059        17,604          64,571        74,870
  Net Occupancy Expense                                          3,849         4,514          16,213        21,379
  Other Real Estate Owned, Net                                      67          (395)             47          (147)
  Amortization of Intangibles                                      520           547           2,101         4,022
  Special Charges                                                    -       (10,784)            833        58,472
  Other                                                         11,114        11,001          42,697        45,013
                                                         ---------------------------   ---------------------------
Total Noninterest Expense                                       31,609        22,487         126,462       203,609
                                                         ---------------------------   ---------------------------

Income Before Income Taxes                                      20,782        34,611          86,720        26,579
Income Tax Expense                                               5,905        20,534          28,033        29,075
                                                         ---------------------------   ---------------------------


Net Income (Loss)                                          $    14,877   $    14,077     $    58,687   $    (2,496)
                                                         ===========================   ===========================

Weighted Average Common Shares Outstanding                  26,231,238    28,351,377      27,008,425    28,172,425
Weighted Average Common and
   Common Equivalent Shares Outstanding                     26,433,018    28,788,077      27,280,090    28,635,839

Earnings (Loss) Per Share, Basic                           $      0.57   $      0.50     $      2.18   $     (0.09)
Earnings (Loss) Per Share, Diluted                                0.56          0.49            2.15         (0.09)
Dividends Per Share                                               0.24          0.22            0.94          0.81

Operating Net Income                                       $    14,877   $    16,068     $    59,479   $    54,909
Operating Earnings Per Share, Basic                               0.57          0.57            2.20          1.95
Operating Earnings Per Share, Diluted                             0.56          0.56            2.18          1.92

Operating Return on Average Equity                               17.49%        17.82%          17.44%        14.69%
Operating Return on Average Assets                                1.58%         1.61%           1.56%         1.34%
Net Yield on Earning Assets                                       4.70%         4.76%           4.73%         4.67%